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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Poniard Pharmaceuticals, Inc.:

        We consent to the incorporation by reference in the registration statements (Nos. 333-134480, 333-123672, 333-115497, 333-113706, 333-111344, 333-45398, and 333-35442) on Form S-3 and in the registration statements (Nos. 333-143965, 333-135861, 333-126209, 333-115729, 333-89476, 333-71368, 333-41764, 333-32583, 333-43860, 333-46317, and 333-87108) on Form S-8 of Poniard Pharmaceuticals, Inc. of our report dated March 16, 2009, with respect to the consolidated balance sheets of Poniard Pharmaceuticals, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting, as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Poniard Pharmaceuticals, Inc. Our report dated March 16, 2009 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative cash flows. Furthermore, the Company's long-term debt agreement contains certain covenants that require the Company to maintain a certain level of unrestricted cash and cash equivalents, and contains certain subjective acceleration clauses related to material adverse changes which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington
March 16, 2009

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Consent of Independent Registered Public Accounting Firm